August 30, 2013

Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St NE

Mail Stop 3030

Washington, D.C. 20549

Re:	Vital Therapies, Inc.
Draft Registration Statement on Form S-1
Submitted July 22, 2013
CIK No. 0001280776

Dear Mr. Riedler:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 19, 2013, to Terence E. Winters, Ph.D., Co-Chairman of the Board and Chief Executive Officer of Vital Therapies, Inc. (the “Company”) regarding the confidential draft Registration Statement on Form S-1, CIK No. 0001280776 (the “Confidential Registration Statement”), submitted by the Company on July 22, 2013.

This letter sets forth the comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following the comment, sets forth the Company’s response. We are enclosing a copy of Confidential Submission No. 2 to the Confidential Registration Statement (“Submission No. 2”), together with a copy that is marked to show the changes from the initial submission.

General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Response: The Company respectfully acknowledges the Staff’s comment and has made the necessary changes in Submission No. 2.

Jeffrey P. Riedler, Assistant Director

United States Securities and Exchange Commission

August 30, 2013

2. Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Response: The Company respectfully acknowledges the Staff’s comment and has included additional exhibits in Submission No. 2. Certain other exhibits are in the process of being prepared and will be submitted in subsequent filings or submissions.

3. Please confirm that the images included in your draft registration statement are all of the graphic, visual or photographic information you will be including. If you intend to use any additional images, please provide us proofs of such materials. Please note that we may have comments regarding this material.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that Submission No. 2 contains all graphic, visual or photographic information that the Company intends to include. If, following the date of this letter, the Company determines to include additional graphic, visual or photographic information in the printed prospectus, the Company will provide proofs of such materials to the Staff prior to its use.

4. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company respectfully acknowledges the Staff’s comment and will provide to the staff supplementally under separate cover, a “testing the waters” presentation that the Company has used in certain oral presentations made by the Company’s senior managers to qualified institutional buyers and accredited institutional investors. The Company does not anticipate that it will present any written communications to potential investors.

The Company does not expect any research reports to be published or distributed in reliance on Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the Company’s offering. Should any such research reports be published or distributed, the Company will provide them to the Staff on a supplemental basis.

5. Please update your filing with financial statements for the quarterly period ended June 30, 2013 as required by Rule 3-12 of Regulation S-X.

Jeffrey P. Riedler, Assistant Director

United States Securities and Exchange Commission

August 30, 2013

Response: Submission No. 2 contains the Company’s financial statements for the quarterly period ended June 30, 2013.

Prospectus Summary, page 2

6. At your first reference, please explain what “immortal C3A cells” are and why cell immortality is important to the development and use of ELAD.

Response: The Company has included the requested disclosure on page 2 of Submission No. 2.

Risk Factors

“Ethical considerations require us to conduct open-label clinical trials…,” page 14

7. Please revise your disclosure to further discuss the specific modifications you have made to your clinical trials to address the FDA’s concern with respect to the open-label nature of your studies.

Response: The Company has included the requested disclosure on page 14 of Submission No. 2.

“The regulatory approval processes of foreign regulatory authorities are lengthy…,” page 16

8. Please identify the countries outside of the United States in which you intend to seek regulatory approval for the marketing of ELAD.

Response: The Company has included the requested disclosure on page 16 of Submission No. 2.

“We rely on third party suppliers, and in some instances, a single third party supplier…,” page 18

9. We note your disclosure that you rely on single-source supplied for critical components of ELAD. Please identify the specific suppliers of the critical components upon which you are reliant. In addition, to the extent that you are substantially dependent on these relationships, please file any underlying agreement with these parties as an exhibit to your registration statement.

Response: The Company respectfully acknowledges the Staff’s comment. The Company relies on single sources of supply for certain critical components of ELAD, including the blood gas analyzer and calibrator, the ELAD cartridges (ultrafiltrate, ELAD and cell filter), the media to feed cells, the

Jeffrey P. Riedler, Assistant Director

United States Securities and Exchange Commission

August 30, 2013

oxygenator, the commercial production bioreactor, and certain components of the bedside unit. The Company does not have long-term agreements with their suppliers and purchases components strictly on a purchase order basis. However, the Company has long-term relationships with each of these suppliers, and each supplier has reliably met the Company’s manufacturing quality and quantity requirements. Because of this experience and the Company’s limited needs for components in the past, the Company has not been motivated to develop additional sources of supply. The Company does not believe that its current reliance on a sole source of supply for any component will slow or otherwise adversely affect its Phase 3 clinical trials, as the Company has sufficient supplies of these components for its near-term needs and because additional sources of supply of these components are readily available or can be developed in a cost-effective manner to satisfy the Company’s longer term goals. The Company has begun developing additional sources of supply for components sufficient to support future clinical development and, ultimately, commercialization of ELAD.

The Company maintains its current supplier relationships as strictly confidential, as the Company believes the identity of these suppliers, if they were to become publicly known, would provide its competitors with a road map to developing competing technologies and products. The Company respectfully submits that the identity of its suppliers is of limited importance to investors, but public disclosure of such could be damaging to the Company.

In response to the third sentence of the Staff’s comment, the Company has revised the disclosure on page 18 of Submission No. 2. to include a statement that the Company does not have long-term agreements with its suppliers and purchases components on a purchase order basis.

“We could lose our valuable employees and thereby lose our advantage…” page 21

10. Please identify any individuals, other than your executive officers, that you consider “key employees.”

Response: The Company acknowledges the Staff’s comment and submits that other than its executive officers, as disclosed in Submission No. 2, no other individuals are considered “key employees”.

“Our patent rights may prove to be an inadequate barrier to competition.” Page 24

11. We note that you “hold a granted patent in the United States and elsewhere…” Please expand your disclosure to specify the intellectual property covered by the patent and the type of protection provided. Please also disclose the jurisdictions, other than the United States in which you hold material patents with respect to ELAD therapy. Likewise, please disclose the “certain other jurisdictions” that are reviewing this patent. Please make corresponding changes where you discuss your patent portfolio in “Business” on pages 57 and 69.

Jeffrey P. Riedler, Assistant Director

United States Securities and Exchange Commission

August 30, 2013

Response: The Company has included the requested disclosure on pages 25, 61 and 74 of Submission No. 2.

“We do not hold any patents covering our C3A cells…” page 25

12. Please indicate whether you have pursued patent protection for you production process in relation to the growth of C3A cells in ELAD cartridges, and if not, why you have not sought such protection. Please also indicate the extent to which the public availability of C3A lines impacts your ability to protect your intellectual property with respect to your proprietary production processes.

Response: The Company has included the requested disclosure on page 25 of Submission No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

Overview, page 41

13. You state that you “have made significant improvements in the ELAD bedside unit and proprietary cartridge cell growth production process.” Please expand your disclosure to describe the significant improvements referred to in that statement.

Response: The Company has included the requested disclosure on page 42 of Submission No. 2.

14. You state on page 1 that you are initiating three Phase 3 trials for VTI 208, VTI 210 and VTI 212. Please disclose the costs incurred during each period presented and to date for each product.

Response: The Company has included the requested disclosure on page 43 of Submission No. 2.

Business, page 56

15. We note your statement that data from Phase 1 and Phase 2 clinical trials showed a trend indicating that ELAD may increase survival rates. We also note your statements elsewhere in the prospectus that the FDA has stated there are insufficient preclinical and clinical data to determine whether ELAD has the potential to provide a clinically meaningful improvement in liver function and that the FDA has expressed its view that preliminary clinical evidence, at this time, does not indicate that ELAD may demonstrate a substantial improvement over standard-of-care. Please revise your disclosure to indicate how your clinical trials for ELAD are impacted by the FDA’s concerns and how you seek to address these concerns.

Jeffrey P. Riedler, Assistant Director

United States Securities and Exchange Commission

August 30, 2013

Response: The Company has included the requested disclosure on page 61 of Submission No. 2.

16. Please define the terms “predefined logrank analytical technique” and “Wilcoxon analytical technique” as used in this discussion.

Response: The Company has included the requested disclosure on pages 60 and 61 of Submission No. 2.

17. We note that you believe that you “can price ELAD in a range consistent with other currently marketed life saving therapies.” Please expand your disclosure to include examples of the life saving therapies to which you refer.

Response: The Company has included the requested disclosure on page 61 of Submission No. 2.

Clinical Experience with ELAD in Acute Liver Failure, page 62

18. For each clinical trial in which patients suffered serious adverse events, please identify the specific adverse event and the number of patients impacted.

Response: The Company has included the requested disclosure on pages 67, 68, 69, 70, and 71 of Submission No. 2.

19. Please revise your disclosure with respect to the VTI-208 study to highlight that the FDA has expressed concern that the VTI-208 study may not be adequately designed to provide convincing evidence of efficacy if there are significant differences in how ELAD patients and controls are treated during the treatment period and after hospital discharge.

Response: The Company has included the requested disclosure on pages 68 and 69 of Submission No. 2.

Description of Capital Stock, page 101

Common Stock—Voting, page 101

20. Please expand your description of your common stock to specify the vote required by security holders to take action, as required by Item 202(a)(1)(v) of Regulation S-K.

Response: The Company has included the requested disclosure on page 106 of Submission No. 2.

Jeffrey P. Riedler, Assistant Director

United States Securities and Exchange Commission

August 30, 2013

Shares Eligible for Future Sale, page 106

Lock-Up Agreements, page 106

21. Please file a form of the lock-up agreement as an exhibit to your registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and will file the form of lockup agreement when it files the form of underwriting agreement.

Critical Accounting Policies and Significant Judgments and Estimates

Share-Based Compensation, page 44

22. Since you have not disclosed an estimated offering price we are deferring a final evaluation of stock compensation and other costs recognized until the estimated offering price is specified. We may have further comments in this regard when the amendment containing that information is filed.

Response: The Company respectfully acknowledges the Staff’s comments.

•

Please provide in your filing, containing the IPO price range, a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price range. Reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis.

Response: The Company respectfully acknowledges the Staff’s comments.

•

Please provide additional disclosure through the date of effectiveness for all additional equity issuances including stock options, warrants, convertible preferred stock and debt, if any, since the latest balance sheet date.

Response: The Company respectfully acknowledges the Staff’s comment. All disclosures have been updated through June 30, 2013 to reflect additional equity issuances.

•

Please provide us an analysis of your conclusions relating to any beneficial conversion features that may or may not be required to be recorded in connection with any recent convertible preferred stock issuances, including the May and June 2013 offerings.

Jeffrey P. Riedler, Assistant Director

United States Securities and Exchange Commission

August 30, 2013

Response: The Company believes that the disclosure included on page F-26 of Submission No. 2, which has been updated to reflect beneficial conversion features recorded in connection with the Company’s May and June 2013 offerings, represents the requested analysis.

23. Please revise to disclose how you determined the enterprise value of the Company including the assumptions used at each valuation date.

Response: The Company has included the requested disclosure on pages 47 through 51 of Submission No. 2.

Consolidated Financial Statements

Report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, page F-2

24. Please ask your auditors to revise the audit report to clarify that their audit report covers the amounts shown in your consolidated statements of operations, consolidated statements of cash flows and consolidated statements of comprehensive loss for the period from January 1, 2009 through December 31, 2010, as this is a development stage company.

Response: PricewaterhouseCoopers LLP has revised their audit report in Submission No. 2 to address the Staff’s comment in connection with the inclusion of an audited inception to date column in the consolidated statements of operations, of comprehensive loss and of cash flows for the period from May 23, 2003 (date of inception) to December 31, 2012.

Future Purchase Rights, page F-23

25. Please provide a reconciliation of the amounts shown on page F-23 to the amounts presented in the consolidated balance sheets of $5.1 million at March 31, 2013 and $0 at December 31, 2012. In this regard, provide a roll forward of this liability from the initial recognition date through the balance sheet date.

Response: We respectfully note that the Company has previously provided a roll-forward of future purchase rights liabilities within Footnote 6 to the consolidated financial statements, Fair Value. This table has been updated to reflect the additional activity associated with the May and June 2013 offerings of Company’s senior convertible preferred stock, as well as the re-measurement to fair value of the purchase rights liabilities for the six month period ended June 30, 2013. The Company’s future purchase rights liabilities balance of $4.4 million as presented in the table is consistent with the consolidated balance sheet as of June 30, 2013.

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Jeffrey P. Riedler, Assistant Director

United States Securities and Exchange Commission

August 30, 2013

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this submission, please advise us at your earliest convenience. You may reach me at (858) 350-2364 or Martin J. Waters at (858) 350-2308.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Anthony G. Mauriello
Anthony G. Mauriello

cc:	Terence E. Winters, Ph.D., Vital Therapies, Inc.
Duane Nash, Vital Therapies, Inc.
Michael V. Swanson , Vital Therapies, Inc.
Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C.
William Molloie, PricewaterhouseCoopers LLP